Filed by TLC Laser Eye Centers Inc..
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: Laser Vision Centers, Inc.
                           Form S-4 Registration Statement (File No.: 333-71532)

TLC Announces Q2-02 Procedure Volumes

BETHESDA, Md.--Dec. 10, 2001--TLC Laser Eye Centers Inc.
(NASDAQ: TLCV; TSE: TLC) today reported that over 17,700 paid procedures were performed at the Company's laser eye surgery centers in the three month period ended November 30, 2001.

The "TLC Affiliate Centers" program generated more than 500 of the quarter's paid procedures. Seasonally the weakest period from a growth perspective, industry and company volumes were further depressed in the period by a weak macroeconomic environment.

Despite experiencing a 35% decline in paid procedure volumes from the second quarter of fiscal 2001, TLC anticipates that it will report improved year-over-year results from operations, excluding one-time charges, due to the continuing success in implementing its performance improvement programs, combined with the early positive effects of its recently introduced cost efficiency plan.

TLC also announced that it has initiated a review of the carrying value of its long-term investment in LaserSight Inc. (NASDAQ: LASE) under current accounting guidelines. Based on preliminary analysis, TLC expects to record a write-down in Q2-02 of approximately $17-$20 million to adjust the carrying values of this investment. The Company noted that this write-down will not effect its cash balances or strong financial position.

Fiscal 2002 second quarter financial results will be announced in mid-January.

Elias Vamvakas, TLC's President and CEO said, "Over the past few weeks, we have seen our call volumes and bookings start to rebound as we enter what is traditionally our strongest period of growth. Without compromise, TLC will continue to focus on providing superior quality of care and clinical outcomes."

As previously announced on August 27, 2001, TLC and Laser Vision Centers Inc. (NASDAQ: LVCI) have agreed to merge.

Founded in 1993, TLC enjoys a number of valuable assets including a network of more than 12,500 affiliated doctors, access to some of the newest refractive technologies, proven patient education and marketing programs, The TLC Lifetime Commitment(SM) to patients, a full suite of advanced information systems and support services, and a well established corporate brand.

Important Additional Information Will be Filed with the SEC

This press release contains certain forward-looking statements about TLC, LaserVision and the proposed merger within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by

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the use of forward looking terminology, such as "may", "will", "expect",
"intend", "anticipate", "estimate", "predict", "plan" or "continue" or the negative thereof or other variations thereon or comparable terminology referring to future events or results. Forward looking statements, by their nature, are subject to risks and uncertainties, TLC's and LaserVision's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the ability of TLC and LaserVision to consummate a merger and successfully integrate operations, the timing of expenditures and expansion opportunities, any of which could cause actual results to vary materially from current results or anticipated future results. See TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission and LaserVision's reports filed with the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward looking statements. TLC and LaserVision assume no obligation to update the information contained in this press release to update forward looking statements to reflect changed assumptions, the occurrence of anticipated events or changes in future operating results, financial condition or business over time.

TLC has filed a Registration Statement on Form S-4 with the SEC in connection with the transaction, and TLC and LaserVision have filed with the SEC and will mail to their shareholders a Proxy Statement/ Prospectus in connection with the transaction. The Registration Statement and the Proxy Statements/ Prospectus will contain important information about TLC, LaserVision, the transaction and related matters. You are urged to read the Registration Statement and the Proxy Statements/Prospectus carefully. You will be able to obtain free copies of the Registration Statement and the Proxy Statement/ Prospectus and other documents filed with the SEC by TLC and LaserVision through either company or through the web site maintained by the SEC at www.sec.gov. TLC and Laser Vision, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies with respect to the transaction. Information regarding TLC's directors and executive officers is contained in TLC's reports filed with the SEC, which are available at the web site maintained by the SEC at www.sec.gov or directly from TLC. Information regarding LaserVision's directors and executive officers is contained in LaserVision's reports filed with the SEC, which are available at web site maintained by the SEC at www.sec.gov or directly from LaserVision.

Contact:

     TLC Laser Eye Centers Inc.
     Stephen Kilmer, 905/602-2020 or 800/TLC-1033
     stephen.kilmer@tlcvision.com
     www.tlcvision.com